THE REAL BROKERAGE INC.

NOTICE OF CHANGE OF AUDITOR

TO:	Smythe LLP

AND TO:	Brightman Almagor Zohar & Co.

AND TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission TSX Venture Exchange

The Real Brokerage Inc. (formerly ADL Ventures Inc.) (the “Company”) gives the following notice in accordance with 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102):

1. The Company has decided to change its auditor from Smythe LLP (the “Former Auditor”) to Brightman Almagor Zohar & Co. (the “Successor Auditor”). Consequently, on June 8, 2020, the Company asked the Former Auditor to resign. The Former Auditor submitted their resignation effective June 5, 2020. Pursuant to the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the new auditor. The Successor Auditor has agreed to its appointment as the Company’s new auditor.

2. The Former Auditor resigned at the Company’s request.

3. The making of the Company’s request for the Former Auditor to resign as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company, were considered and approved by the Audit Committee of the Board of Directors of the Company and also by the Board of the Directors of the Company.

4. There were no modified opinions in the Former Auditor’s reports in connection with the audits of the Company’s fiscal year ended December 31, 2019 and fiscal period ended December 31, 2018. There have been no further audits of financial statements subsequent to the Company’s most recently completed fiscal year and ending on the date of the Former Auditor’s resignation.

5. There are no “reportable events”, as defined in NI 51-102.

DATED as of this 8th day of June, 2020.

THE REAL BROKERAGE INC. (FORMERLY ADL VENTURES INC.) /s/ “Tamir Poleg” Name: Tamir Poleg Title: Chief Executive Officer